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                                                                 Exhibit (a)(19)

                   ADDENDUM FOR EMPLOYEES IN THE NETHERLANDS
                   -----------------------------------------

     Pursuant to the terms and conditions of the Offer to exchange made by Electronics for Imaging, Inc. dated September 17, 2001, you are being provided with an opportunity to tender certain options previously granted to you in exchange for New Options to be granted on or promptly after the first trading day that is at least six months and one day after tendered options are accepted for exchange and cancelled.

Tax Information

     If you have agreed to limit your method of exercise to a cashless exercise (same day sale), you are taxed only upon exercise of the option and immediate sale of the shares. The new grants made to you if you tender your old options
would be subject to the same requirement, so as to avoid tax on vesting.   If
you have not agreed to a cashless exercise/same day sale, you will need to consult a tax advisor, as the exchange may have adverse tax consequences.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.